Exhibit 99.2

COLOR STAR TECHNOLOGY CO., LTD.

80 Broad Street, 5th Floor

New York, NY 10005

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held September 29, 2024 at 10:00 p.m. E.T. (i.e., September 30, 2024 at 10:00 a.m., Beijing time)

(Record Date – August 28, 2024)

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Louis Luo and Wei Zhang, as proxies of the undersigned, with full power to appoint their substitute, and hereby authorizes them to represent and to vote all the shares of stock of COLOR STAR TECHNOLOGY CO., LTD. (the “Company”) which the undersigned is entitled to vote, as specified below on this card, at the Annual Meeting of Shareholders of the Company at 10:00 a.m. Beijing Time on September 30, 2024, at Room 1801, North Part, Building 122, Nanhudongyuan (Room 1801, Building B, Botaiguoji), Chaoyang District, Beijing, PRC, 100102 and at any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS FOR EACH OF THE PROPOSALS. This proxy authorizes the above designated proxies to vote in their discretion on such other business as may properly come before the meeting or any adjournments or postponements thereof to the extent authorized by Rule 14a-4(c) promulgated under the Securities Exchange Act of 1934, as amended.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR”

FOR THE PROPOSALS BELOW.

PROPOSAL 1: To approve as a special resolution, to authorize the Company’s board of directors (the “Board”) to effect a reverse share split (the “Reverse Share Split” and share consolidation (the “Share Consolidation”) (the Reverse Share Split and Share Consolidation, the “Reverse Share Split and Share Consolidation”), of the Company’s authorized and issued share capital, at a ratio of up to one-for-one hundred, but in any case at a ratio of not less than one-for-five (the “Approved Consolidation Ratio”), at a date to be determined by the Board, with the exact ratios to be set at a whole number within this range, as determined by the Board in its sole discretion, such that the number of authorized and issued Class A Ordinary Shares and Class B Ordinary Shares is decreased by the Approved Consolidation Ratio, with the par value per Class A Ordinary Share and Class B Ordinary Share increased by the Approved Consolidation Ratio. Such Reverse Share Split and Share Consolidation to be effected, at the specific Approved Consolidation Ratio (subject to the above maximum), as to be determined by the Board, and in order to effect the Reverse Share Split and Share Consolidation and subject to adjustment pending the Board’s determination of the precise Approved Consolidation Ratio of the Reverse Share Split and Share Consolidation, the authorised share capital of the Company shall be altered from US$32,000,000 divided into (i) 700,000,000 Class A Ordinary Shares of a par value of US$0.04 each, and (ii) 100,000,000 Class B Ordinary Shares of a par value of US$0.04 each, to US$32,000,000 divided into (i) as low as 7,000,000 Class A Ordinary Shares of a par value of US$4 each and 1,000,000 Class B Ordinary Shares of a par value of US$4 each (the “Reverse Share Split and Share Consolidation Proposal”); authorization of the Reverse Share Split and Share Consolidation Proposal to be approved as a special resolution;

For	Against	Abstain
O	O	O

PROPOSAL 2: Subject to approval by the shareholders of Proposal 1 (the Reverse Share Split and Share Consolidation), to approve as a special resolution that the Sixth Amended and Restated Memorandum and Articles of Association of the Company (the “Amended M&A”) in substitution for the existing Fifth Amended and Restated Memorandum and Articles of Association of the Company (the “Articles Amendment Proposal”) to effect the alteration to the share capital as a result of the Reverse Share Split and Share Consolidation; adoption of the Articles Amendment Proposal to be approved as a special resolution;

For	Against	Abstain
O	O	O

PROPOSAL 3: To consider and vote upon a proposal to approve and adopt the Company’s 2024 Equity Incentive Plan and all transactions contemplated thereunder, including the reservation and issuance of shares (the “2024 Equity Incentive Plan Proposal”); adoption of the 2024 Equity Incentive Plan Proposal to be approved as a special resolution;

For	Against	Abstain
O	O	O

PROPOSAL 4: To consider and vote upon a proposal to elect and/or re-elect, as applicable, Wei Zhang, Louis Luo, Ahmad Khalfan Ahmad Saeed Almansoori, Hung-Jen Kuo, Honglei Jiang, Ahmed Essa Mohammad Saleh and Muhammad Irfan (collectively, the “Director Nominees”) to serve on the Board until their death, resignation, or removal (the “Election of Directors Proposal”); authorization of the Election of Directors Proposal to be approved as an ordinary resolution;

For	Against	Abstain
O	O	O

PROPOSAL 5: To ratify, confirm and approve the appointment of Audit Alliance LLP as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2024 (the “Ratification of Appointment of Auditors Proposal”); Ratification of the Appointment of Auditors Proposal to be approved as an ordinary resolution;

For	Against	Abstain
O	O	O

PROPOSAL 6: To consider, vote upon and approve the registered office of the Company to make all required filings with the Registrar of Companies of the Cayman Islands in relation to the above resolutions and the Company’s Transfer Agent to make all relevant updates to the Company’s Class A Ordinary Shares register of members and Class B Ordinary Shares register of members (the “Filing Proposal”); authorization of the Filing Proposal to be approved an ordinary resolution;

For	Against	Abstain
O	O	O

PROPOSAL 6: To consider and take action upon such other matters as may properly come before the Annual General Meeting or any adjournment or postponement thereof (the “Adjournment Proposal”); authorization of the Adjournment Proposal to be approved an ordinary resolution.

For	Against	Abstain
O	O	O